UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

_______________________________

CRITICAL PATH, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
22674V100
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, Connecticut 06830 Tel. No.: (203) 629-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674V100	Page 3 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 192,773,085 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 192,773,085 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,773,085 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 22674V100	Page 4 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic Partners 74, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 192,773,085 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 192,773,085 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,773,085 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 5 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 192,773,085 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 192,773,085 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,773,085 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 22674V100	Page 6 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestment Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 192,773,085 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 192,773,085 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,773,085 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 7 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 192,773,085 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 192,773,085 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,773,085 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 22674V100	Page 8 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 192,773,085 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 192,773,085 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,773,085 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 9 of 14 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 8 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the “Original 13D”), Amendment No. 1 thereto, dated July 13, 2004 (“Amendment No. 1”), Amendment No. 2 thereto, dated December 30, 2004 (“Amendment No. 2”), Amendment No. 3 thereto, dated April 1, 2005 (“Amendment No. 3”), and Amendment No. 4 thereto, dated October 17, 2007 (“Amendment No. 4”), Amendment No. 5 thereto, dated December 7, 2007 (“Amendment No. 5”), Amendment No. 6 thereto, dated February 25, 2008 (“Amendment No. 6”) and Amendment No. 7 thereto, dated May 2, 2008 (“Amendment No. 7”) with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Critical Path, Inc., a California corporation (the “Company”). The address of the principal executive office of the Company is 42-47 Lower Mount Street, Dublin 2, Ireland. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end thereof:

As more fully described in Item 6 below, in connection with the purchase of shares of Common Stock pursuant to the Stock Purchase Agreement (as defined inItem 6), GAP 74, GAPCO and KG will fund their respective portions of the aggregate purchase price for such Common Stock with contributions from their respective partners and GapStar will fund its portion of the aggregate purchase price with available capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

See Item 6for a description of the private purchase of shares of Common Stock of the Company on May 27, 2008 by GAP 74, GAPCO, GapStar and KG pursuant to the Stock Purchase Agreement(the “Private Purchase”), which is incorporated by reference herein.

CUSIP No. 22674V100	Page 10 of 14 Pages

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and the first paragraph of Item 5(b) is hereby amended and restated in its entirety as follows:

(a)       As of May 27, 2008, the Reporting Persons own of record the following securities of the Company:

(i)        GA owns of record no shares of Common Stock and 0.0% of the Company’s issued and outstanding shares of Common Stock;

(ii)       GAP 74 owns of record 159,405,610 shares of Common Stock or 38.0% of the Company’s issued and outstanding shares of Common Stock;

(iii)      GapStar owns of record 12,381,847 shares of Common Stock or 3.0% of the Company’s issued and outstanding shares of Common Stock;

(iv)      GAPCO owns of record 20,742,427 shares of Common Stock or 4.9% of the Company’s issued and outstanding shares of Common Stock;

(v)       KG owns of record 243,201 shares of Common Stock, or 0.1% of the Company’s issued and outstanding shares of Common Stock; and

(vi)      GmbH Management owns of record no shares of Common Stock, or 0.0% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of GAP 74 and the sole member of GapStar, (ii) the general partners authorized and empowered to vote and dispose of the securities held by GAPCO are GA Managing Directors and (iii) the GA Managing Directors are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. As of May 27, 2008, each of the Reporting Persons may be deemed to own beneficially an aggregate of 192,773,085 shares of Common Stock, or 46.0% of the Company’s issued and outstanding shares of Common Stock.

As a result of the Merger, the Reporting Persons, Campina Enterprises Limited (“Campina”) and Cenwell Limited (“Cenwell” and collectively with Campina, the “CK Shareholders”) may be deemed to be a group for purposes of Section 13(d) of the Exchange Act; provided, however, that the Reporting Persons expressly disclaim being such a group with the CK Shareholders and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by the CK Shareholders and/or any of its affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 22674V100	Page 11 of 14 Pages

SCHEDULE 13D

(c)       See Item 6for a description of the Private Purchase, which is incorporated by reference herein. In the Private Purchase, the following Reporting Persons purchased the shares of Common Stock at the price per share and for the total purchase price set forth opposite its name below:

Reporting Person	Number of Shares of Common Stock	Purchase Price per Share	Total Purchase Price
GAP 74	840,907	$0.102	$85,772.52
GapStar	70,821	$0.102	$7,223.74
GAPCO	113,600	$0.102	$11,587.20
KG	1,731	$0.102	$176.56
Total	1,027,059		$104,760.02

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

On May 27, 2008, GAP 74, GapStar, GAPCO, KG and Campina (collectively, the “Purchasers”), David M. Seldin, MBCP Peerlogic LLC, Michael G. Jesselson, Michael G. Jesselson 4/8/71 Trust, Michael G. Jesselson 12/18/80 Trust, Estate of Erica Jesselson and Jays Twelve LLC (collectively, the “Sellers”) and the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) in connection with the Private Purchase, whereby the Purchasers purchased 2,054,118 shares of Common Stock of the Company from the Sellers in a private transaction for an aggregate purchase price of $209,520.04. The number of shares of Common Stock purchased by GAP 74, GapStar, GAPCO and KG, and the purchase price therefor, are set forth in Item 5(c).

A copy of the Stock Purchase Agreement is filed herewith as Exhibit 99.1.

CUSIP No. 22674V100	Page 12 of 14 Pages

SCHEDULE 13D

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1

Stock Purchase Agreement, dated as of May 27, 2008, by and among General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited, David M. Seldin, MBCP Peerlogic LLC, Michael G. Jesselson, Michael G. Jesselson 4/8/71 Trust, Michael G. Jesselson 12/18/80 Trust, Estate of Erica Jesselson, Jays Twelve LLC and Critical Path, Inc.

CUSIP No. 22674V100	Page 13 of 13 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 74, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPSTAR, LLC
By:	General Atlantic LLC, Its sole member
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENT PARTNERS II, L.P.
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A General Partner

CUSIP No. 22674V100	Page 14 of 14 Pages

SCHEDULE 13D

GAPCO GMBH & CO. KG
By:	GAPCO MANAGEMENT GmbH, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director